

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

April 19, 2012

<u>Via E-mail</u>

Kelly B. Rose
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002

>   **Re: Parker Drilling Company**
>   **Schedule TO-I and TO-I/A**
>   **Filed April 11, 13 and 17, 2012**
>   **File No. 5-37314**

Dear Ms. Rose:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. Please revise your disclosure to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Offer to Purchase

Important, page ii

2. Refer to the first sentence in the third paragraph on page iii. It is unclear why the exceptions provided in Exchange Act Rule 14e-5 would be applicable to the prohibition on Company purchases outside the tender offer pursuant to Exchange Act 13e-4(f)(6). Please advise or revise.

Summary Term Sheet, page 1

3. We note your disclosure on page 4 that you will pay for the notes promptly after the Expiration date "and the acceptance of the convertible notes for payment." Rule 14e-1(c) requires that you pay for the notes promptly following the Expiration Date. Please revise.

Certain Information Concerning Us

4. We note your summary of historical consolidated financial data on page 8. Please revise to include all of the information required by Item 1010(c)(1) of Regulation M-A and Item 1-02(bb)(1)(ii) of Regulation S-X.

The Tender Offer, page 11

Purpose of the Tender Offer, page 14

5. We note your disclosure on page 15 and in the Conditions section that your offer is conditioned on the completion of your senior unsecured debt financing, and your disclosure on page 27 that if you materially change the terms of the tender offer or waive a condition, you will extend the offer so that five business days remain prior to expiration. It is our position that a material change occurs when the offer becomes financed, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Supplementally confirm that you will amend your offer when the debt financing closes and will provide the applicable information required by

Item 1007(d) of Regulation M-A. Also, please confirm that upon the filing of that amendment, the company will promptly disseminate disclosure of the material change in accordance with Rule 13e-4(e)(3).

Miscellaneous, page 28

6. Your disclosure in this section implies that you will not accept certain tendered shares. You state the offer will not be made to "nor will tenders be accepted from or on behalf of "the holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.2 of Release No. 34-58597. We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/Julia E. Griffith

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions